EXHIBIT 99.2

Disclosure of Transactions in Own Shares

Paris, December 6, 2021 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 28, 2021 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from November 29 to December 3, 2021:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
29.11.2021	497,000	41.5569	20,653,793	XPAR
29.11.2021	199,995	41.5577	8,311,328	CEUX
29.11.2021	72,200	41.5655	3,001,031	TQEX
29.11.2021	72,200	41.5690	3,001,279	AQEU
30.11.2021	691,186	40.5340	28,016,553	XPAR
30.11.2021	233,999	40.5321	9,484,460	CEUX
30.11.2021	88,561	40.5356	3,589,870	TQEX
30.11.2021	76,242	40.5106	3,088,611	AQEU
01.12.2021	662,030	41.8480	27,704,656	XPAR
01.12.2021	160,000	41.8280	6,692,478	CEUX
01.12.2021	35,000	41.8364	1,464,275	TQEX
01.12.2021	75,000	41.8477	3,138,579	AQEU
02.12.2021	746,889	41.9229	31,311,786	XPAR
02.12.2021	258,173	41.9308	10,825,409	CEUX
02.12.2021	45,000	41.9345	1,887,053	TQEX
02.12.2021	74,350	41.9331	3,117,726	AQEU
03.12.2021	651,575	42.5229	27,706,835	XPAR
03.12.2021	164,184	42.5404	6,984,448	CEUX
03.12.2021	43,557	42.5388	1,852,862	TQEX
03.12.2021	57,728	42.5415	2,455,838	AQEU
Total	4,904,869	41.6502	204,288,869

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com